July 9, 2020
BY EDGAR
Ms. Alison White and Mr. Tony Burak
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Madison Funds Form N-14 Registration Statement; File No. 333-238863 (Large Cap Value Fund Proxy Statement; Dividend Income Fund Prospectus)
Dear Ms. White and Mr. Burak:
On behalf of Madison Funds (the “Registrant”), this letter responds to oral comments received from Ms. White on Wednesday, July 1, 2020, and Mr. Burak on Monday, July 6, 2020, regarding the above-referenced Registration Statement. The Registration Statement has been filed in connection with a proposal to reorganize the Large Cap Value Fund (the “Acquired Fund”), a series of the Registrant, with and into the Dividend Income Fund (the “Acquiring Fund”), also a series of the Registrant (the “Reorganization”). In conjunction with the filing of this response letter, the Registrant is also filing Pre-Effective Amendment No. 1 to the Registration Statement to incorporate the Registrant’s responses to your comments and to complete any disclosure that was omitted from the initial filing. The tax opinion to be delivered at the closing of the Reorganization will be filed via EDGAR separately promptly following the closing.
Your comments and the Registrant’s responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.
Part A Comments

1.
Comment: If the Proxy Statement/Prospectus will be sent to Class B shareholders of the Acquired Fund, please add the class identifier for Class B shares of this Fund to the EDGAR filing codes with your next filing of the Registration Statement.

Response: The Registrant has made the requested change.

2.
Comment: Regarding the conversion of Class B shares of the Acquired Fund into Class A shares of the Acquired Fund, which is proposed to occur prior to consummation of the Reorganization, please disclose the actual date on which this conversion is expected to occur.

Response: The conversion is expected to occur on or about August 20, 2020. Disclosure to this effect has been added.

Madison Funds
July 9, 2020

3.	Comment: Please confirm that the Acquiring Fund does not, in fact, offer Class B shares, as indicated in the disclosures in the Proxy Statement/Prospectus.
Response: The Registrant confirms that the Acquiring Fund does not offer Class B shares. The Acquiring Fund only offers Class A and Class Y shares currently. The Acquiring Fund has never offered Class B shares.

4.
Comment: In Q&A number 3, one of the benefits listed with respect to the Reorganization is that the adviser and distributor are “well positioned to facilitate the future growth of the Acquiring Fund.” However, the adviser and distributor also serve in those roles for the Acquired Fund. Therefore, please clarify why the adviser and distributor are positioned to help grow the Acquiring Fund but not the Acquired Fund. The same language is found later in the Proxy Statement/Prospectus under the heading “Information about the Reorganization – Reasons for the Reorganization;” therefore, please add clarifying language there as well.

Response: The Registrant has added clarifying language, as requested.

5.	Comment: Confirm supplementally whether Acquired Fund shareholders have the right to vote fractional shares.
Response: The Registrant confirms that Acquired Fund shareholders have the right to vote fractional shares, as described in Section 4.9.5.12. of the Registrant’s Declaration of Trust, which provides as follows: “Any fractional Share of any Series, if any such fractional Share is outstanding, shall carry proportionately all the rights and obligations of a whole Share of that Series, including rights and obligations with respect to voting, receipt of dividends and distributions, redemption of Shares, and liquidation of the Trust or any Series.”

6.	Comment: Because Class B shareholders of Acquired Fund will vote on the Reorganization, please include Class B share information in the fee table, expense example and performance data.
Response: The Registrant has made the requested change.

7.	Comment: Under the heading “Summary – Comparison of Purchase, Exchange and Redemption Procedures,” please include disclosure regarding Class B shares of the Acquired Fund
Response: The Registrant has made the requested change.

8.
Comment: Under the heading “Information about the Reorganization – Description of the Plan,” in the third paragraph, add disclosure regarding repositioning costs, as found later in the Proxy Statement/Prospectus.

Response: The Registrant has made the requested change.

9.	Comment: Under the heading “Information about the Reorganization – Description of the Plan,” include a description of any portfolio repositioning that

Madison Funds
July 9, 2020

is expected to occur as a result of the Reorganization, including qualitative and quantitative information. For example, if a certain percentage of the portfolio will be sold and/or securities with a certain market cap or in a particular industry will be sold, provide information regarding these matters. In addition, explain any tax effects of such repositioning (i.e., capital losses and/or capital gains), including estimates of the total dollar amount of any distributions to be made to shareholders and the per share dollar amount.
Response: The Registrant has added disclosure to address this comment.

10.
Comment: Under the heading “Information about the Reorganization – Description of the Plan,” the fifth sentence of the first paragraph starts “Because the Acquired Fund does not offer Class B shares….” Please revise to say “Because the Acquiring Fund does not offer Class B shares….”

Response: The Registrant has made the requested change.

11.
Comment: Under the heading “Information about the Reorganization – Reasons for the Reorganization,” discuss any drawbacks the Board of Trustees considered in its deliberations regarding the Reorganization.

Response: The Registrant has added disclosure to address this comment.

12.
Comment: Under the heading “Information about the Reorganization – Description of the Securities to be Issued,” add disclosure regarding Class B shares of the Acquired Fund to the last sentence of the first paragraph.

Response: The Registrant has made the requested change.

13.
Comment: In Appendix A, Section 3 of the Agreement and Plan of Reorganization and Liquidation, there is a statement that “Expenses will in any event be paid by the party directly incurring such Expenses if and to the extent that the payment by the other party of such Expenses would result in the disqualification of the Acquiring Fund or the Acquired Fund, as the case may be, as a ‘regulated investment company’ within the meaning of Section 851 of the Code.” If this is likely to occur, please consider adding disclosure regarding this matter to the body of the Proxy Statement/Prospectus.

Response: The Registrant confirms that the situation described above is highly unlikely to occur (i.e., the risk is only remote and theoretical in this instance). Therefore, the Registrant did not add disclosure regarding this potential issue to the body of the Proxy Statement/Prospectus.

14.	Comment: In Appendix B, under the heading “Class A Shares” on page B-1, please add required disclosure to the penultimate sentence of the first paragraph to comply with Form N-1A, Item 12(b)(2).
Response: The Registrant has made the requested change.

Madison Funds
July 9, 2020

Part B Comments

15.
Comment: In Section II of the Reorganization SAI, delete “for the 12 month period ended October 31, 2019” in the second sentence of the second paragraph and replace it with “for the 12 month period ended April 30, 2020.”

Response: The Registrant has made the requested change.
* * * *
If you have any questions regarding these responses, please contact the undersigned at 608-284-2226.
Very truly yours,

/s/ Pamela M. Krill

Pamela M. Krill

cc:    Working Group